



17009964

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-66878

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER   **MITCHELL ENERGY ADVISORS, LLC.**   S[OFFICIAL USE ONLY

Mail Processing
Section

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.
7515 GREENVIILLE AVENUE SUITE 905

MAR 0 3 2017

                    (No. and Street)

Dallas   **TX**   Washington DC
                                               75231
          (City)   (State)   414
                                                       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Mitchell   469-916-7484
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.

                                    (Name – *if individual, state last, first, middle name*)

12700 Park Central Dr. STE 1400 Dallas	TX	75251
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mike Mitchell _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MITCHELL ENERGY ADVISORS, LLC
_____ , as

of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

CCO / FINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell Energy Advisors, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2016

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

The Member of
Mitchell Energy Advisors, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC (the Company), as of December 31, 2016 and the related statements of operations and member's capital and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Certified Public Accountants
February 28, 2017

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Current assets:

Cash	$	192,191
Accounts receivable		37,899
Total current assets		230,090

Furniture, fixtures and equipment, at cost:

Furniture and fixtures	133,908
Equipment	72,464
Less accumulated depreciation	(189,399)
Total furniture, fixtures and equipment, net	16,973

Non-current assets:

Investment in limited partnership, at cost (Note 1)	241,200

Total assets	$	488,263

Liabilities and Member's Capital

Commitments and contingencies (Note 2)

Member's capital	$	488,263
Total liabilities and member's capital	$	488,263

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
DECEMBER 31, 2016

Revenues·		
Advisors fees	$	727,500
Reimbursed expenses		3,999
	$	731,499
Costs and expenses:		
Travel and entertainment		954,429
Salaries and benefits		406,620
General and administrative		129,818
Legal and professional fees		116,928
Rent expense		128,944
Depreciation expense		9,688
Property tax expense		1,000
Total costs and expenses		1,747,427
Loss from operations		(1,015,928)
Other income (expense)		
Return on investment in limited partnership		748,585
Net loss		(267,343)
Member's capital, beginning of year		555,606
Contributions from member		200,000
Member's capital, end of year	$	488,263

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

OPERATING ACTIVITIES

Net loss	$	(267,343)
Adjustments to reconcile Net loss		
to net cash used in operations:		
Depreciation expense		9,688
Return on investment in limited partnership		(748,585)
Changes in Operating Assets and Liabilities		
Accounts receivable		(37,900)
Net cash used in by Operating Activities		(1,044,140)
INVESTING ACTIVITIES		
Advances to Parent		10,000
Repayment of Advance to Parent		(10,000)
Distribution from investment in limited partnership		1,007,385
Net cash provided by Investing Activities		1,007,385
FINANCING ACTIVITIES		
Member Contributions		200,000
Net cash provided by Financing Activities		200,000
Net cash increase		163,245
Cash at beginning of year		28,946
Cash at end of year	$	192,191

The accompanying notes are an integral part of the financial statements.

4

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2016, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2016, the Company's cash was not in excess of federally insured limits.

Accounts Receivable

Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2016, there was no allowance for doubtful accounts.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is currently being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

Investment in limited partnership

The Company received approximately 5% of a limited partnership as compensation for advisory services during the year ended December 31, 2012. The services provided had an agreed upon value of $500,000 which was used to record the investment in the partnership. The investment is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company does not have any influence over the partnership's operating and financial policies. Using a cash flow projection, the Company's management reviewed this investment for potential impairment. Based on its assessment, management determined no impairment or other material decline in value had occurred during the year ended December 31, 2016 and through February 28, 2017.

On April 29, 2016 the Company distributed from the investment a 52% of its Limited Partnership Interest in Gulfstar III for $1,007,385 realizing a profit of $748,585.

Revenue recognition

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Client concentrations

For the year ended December 31, 2016, three clients represented 58%, 21%, and 20% of the Company's total revenues.

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2016, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2016.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Recent accounting pronouncements

During the year ended December 31, 2016 and through February 28, 2017, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2016, up until the issuance of the financial statements, which occurred on February 28, 2017.

2. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease, which expires on June 30, 2018. For the year ended December 31, 2016, rent expense totaled $128,944 and included maintenance, and other costs as required by the Company's lease. The following is a schedule by year of future minimum lease payments as of December 31, 2016:

Year ending December 31,	Amount
2017	$ 65,408
2018	32,704
Total	$ 98,112

In preparing the financial statements, the Company's management has reviewed its contractual obligations, as they relate to the Company's continued operations, and is not aware of any commitment, contingency or guarantee nor any claim to which the Company is subject to that could result in a material loss or future obligation to the Company.

3. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Parent's income tax rate. Similarly, the financial statements do not include a provision for Texas franchise taxes because they are included in the Parent's Texas franchise tax return.

4. RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2016, Company advances advanced its Parent $10,000 and the Parent made repayments of $10,000. At December 31, 2016, there were no balances due to or from the Company's Parent.

During the year ended December 31, 2016, the Company's Parent made capital contributions totaling $200,000.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company was in compliance with no aggregate indebtedness and net capital of $192,191.

6. RULE 15c3-3 EXEMPTION:

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

MITCHELL ENERGY ADVISORS, LLC
SCHEDULE I
DECEMBER 31, 2016

Net capital requirement, the greater of:			$	5,000
1/15% of aggregate indebtedness	$	-		
Minimum dollar requirement		5,000		
Net capital				192,191
Excess net capital			$	187,191
Aggregate indebtedness				-
Excess net capital at 1,000% (net capital, less				192,191
10% aggregate indebtedness)				
Ratio of aggregate indebtedness to net capital				0%
Ratio of subordinated indebtedness to debt/equity total				-
120% of required net capital				6,000
Net capital in excess of 120% of required Net capital			$	186,191
Total assets			$	488,263
Less: total liabilities				-
Net worth				488,263
Deductions from and/or charges to net worth				
Total non-allowable assets	$	296,072		
Total deductions from net worth				296,072
Net capital before haircuts on securities positions				192,191
Haircuts on certificates of deposit and				
commercial paper		-		
Other securities		-		
Other positions		-		
Total haircuts of securities				-
Net capital			$	192,191

There are no material differences between the amounts presented above and the amounts reported on the Company's amended FOCUS report as of December 31, 2016.



Report of Independent Registered Public Accounting Firm

To the Member of
Mitchell Energy Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Mitchell Energy Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mitchell Energy Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Mitchell Energy Advisors, LLC stated that Mitchell Energy Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mitchell Energy Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mitchell Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
February 28, 2017

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS



MITCHELL ENERGY ADVISORS

Mitchell Energy Advisors, LLC. Assertions

Mitchell Energy Advisors, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3*(k)*(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Mitchell Energy Advisors, LLC.

I, Mike Mitchell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Mike Mitchell, CCO/FINOP

January 4, 2017



FINra

Financial Industry Regulatory Authority

Sent via Regular Mail and Email to mmitchell@mitchellenergypartners.com

February 23, 2017

Mr. Michael Mitchell, Chief Financial Officer
Mitchell Energy Advisors, LLC
7515 Greenville Avenue, Suite 905
Dallas, TX 75231

RE: Mitchell Energy Advisors, LLC 2016 Annual Audit Report

Dear Mr. Mitchell:

In reply to your communication dated February 23, 2017, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2016 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 15, 2017** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you have any questions, please feel free to contact me at (972) 716-7657.

Sincerely,

Bo Kim
Principal Regulatory Coordinator

/ts

cc: Mr. Marshall Gandy, Senior Officer and Associate Regional Director
        US Securities & Exchange Commission – Ft. Worth District Office
        801 Cherry Street, Unit 18
        Ft Worth, TX 76102
        (Sent via Email to GandyM@sec.gov)

Mr. Michael Mitchell, Chief Financial Officer
Mitchell Energy Advisors, LLC
February 23, 2017
Page 2

Ms. Herani Dansamo, Financial Operations Supervisor
FINRA
(Sent via Email to Herani.Dansamo@finra.org)